Vision Global Solutions Inc.
                      455 Notre Dame Street East Montreal,
                             Quebec, Canada H2Y 1C9
                                 (514) 846-1166
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                                    Via Edgar
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                                November 14, 2005
                United States Securities and Exchange Commission
                         Division of Corporation Finance
                                100 F Street N.E.
                              Washington D.C. 20002
                        Re: Vision Global Solutions Inc.

           Request to Withdraw Registration Statement on Form S-8 (RW)
                           SEC File Number 333-129317
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Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Vision Global Solutions Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-129317), which was initially filed with the Securities and Exchange Commission (the "Commission") on October 28, 2005 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (514) 846-1166, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

                                       Very truly yours,

                                       By /s/ JEAN-PAUL OUELLETTE
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                                       JEAN-PAUL OUELLETTE
                                       Chief Executive Officer